02050338

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 12, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

Emilio Botín
Chairman of the Board

Madrid, 1 August 2002

Dear shareholder:

After the publication of the Group's results for the first half of this year, I feel this is a good time to convey directly to you my reflections on the most significant developments.

The net profit attributed to Group for the first half of the year, €1,196 million, was below our projections. Even so, it is the second largest profit figure reported by a Spanish company this year and the largest in the financial sector.

The earnings for the first half, the impact of devaluations of Latin American currencies and the policy of strengthening the balance sheet have counselled a modification in our forecast profit for this year, which we project will reach €2,250 million, some 10% less than in 2001.

This profit rests on an adequate Group revenue structure that is well diversified geographically and by activity and focused on the most recurring and stable businesses. This will facilitate the achievement of growing levels of profitability margins in the medium-term future. Specifically, our commercial banking operations in Europe have increased their net profit by 21%, with excellent results in Spain, where we are winning market share, and in retail banking in Europe, where we rank amongst the leaders in Germany, Italy and Portugal, net profit during the first six months of the year rose by over 40% compared on a like-for-like basis. We are the largest bank on the Iberian peninsula and have recently been recognised with the distinctions of "Best Bank in Portugal" and "Best Bank in Latin America" awarded by the prestigious magazine Euromoney.

Our risk policy continues to be characterised by prudence. During the first six months of 2002 we have made numerous allowances and provisions to strengthen even further the quality and solvency of our loan portfolio, which is basically concentrated in Europe (76% of the total) and, within Latin America, mainly in the most stable countries.

The market recognises our transparency and we continue making advances in this area. In this connection, the Group has implemented the most advanced international practices of good corporate governance.

In conclusion, our leadership position, strong balance sheet and reduction of costs are allowing us to deal successfully with a difficult and highly volatile situation in the financial markets. **As a sign of our confidence in the solidity and efficiency of the Group, we have announced that this year we will maintain the same dividend per share that we distributed in 2001.**

Lastly, I would like to remind you that the accumulated return on the Bank' shares over the last 10 years has been 415%, and that the dividend per share has grown by a cumulative annual average of 11.3% during that period.

And, most importantly, I want you to know that, in my opinion, the current trading price of our share by no means reflects the value of our Group. I view the future with complete optimism on this point.

I close by taking advantage of this opportunity to convey to you our warmest greetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: ______________________________

Name: José Antonio Alvarez
Title: Executive Vice President

Date: August 12, 2002